December 1, 2017

VIA EDGAR CORRESPONDENCE

John Reynolds, Assistant Director

Ruairi Regan

Brigitte Lippmann

Office of Beverages, Apparel and Mining

United States Securities Exchange Commission

Washington D.C. 20549

Mail Stop 3561

Re:	Reed’s, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 21, 2017
File No. 333-221059

Ladies and Gentlemen:

This letter sets forth the responses of Reed’s, Inc. (the “Company”) to the comments contained in your letter, dated November 30, 2017, relating to the above-referenced registration statement (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment.

Cover Page.

1. Your revised subscription price is based on the market price of your common stock. Please provide your analysis of how you are eligible to conduct an “at the market” offering or revise to reflect a fixed price for the duration of the offering. Cite all authority on which you rely.

We have revised the document to reflect a fixed price for the duration of the offering.

Backstop Commitment, page 43.

2. Given your response to comment 2, please disclose that a change of control is likely to be triggered and the material effects of such change of control. Add appropriate risk factor disclosure.

We have revised this section to disclose that a change of control is likely to be triggered and the material effects of such change of control. We also added appropriate risk factor disclosure.

The Company is currently submitting, via EDGAR, Amendment No. 2 to the Registration Statement incorporating the changes discussed below in response to the Staff’s comment letter, as well as other changes.

If you have any further questions or comments, please do not hesitate to contact the undersigned, Ruba Qashu, Libertas Law Group Inc., at (949) 355-5405.

We appreciate the staff’s guidance and assistance in this matter.

Very truly yours,

/s/ Ruba Qashu

Ruba Qashu

Libertas Law Group, Inc.

cc: Valentin Stalowir, Chief Executive Officer, Reed’s Inc.

Daniel Miles, Chief Financial Officer, Reed’s Inc.

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